EXHIBIT 1

Rio de Janeiro, December 11, 2015.

Brazilian Securites and Exchange Commision

Superintendency and Management 2 of Corporate Relations / Company Monitirng

Attn.: Mr Fernando Soares Vieira / Mr. Fernando D’ambros Lucchesi

Re.: Official Letter CVM/SEP/ GEA-2/No. 409/2015

Dear Sirs,

Oi S.A. (“Oi” or the “Company”), in response to Official Letter CVM/SEP/ GEA-2/N.º 409/2015 (a copy of which is attached here), in which clarifications were requested with respect to an article titled “TCU sees indications of irregularities in agreement between Anatel and Oi”(TCU vê indícios de irregularidades em acordo entre Anatel e Oi), published in the newspaper O Estado de São Paulo, presents the following.

Foremost, Oi and the Brazilian Telecommunications Regulator (Agência Nacional de Telecomunicações, “Anatel”) are, as is typical of the relationship between a regulatory agency and a regulated entity, discussing ways to resolve current regulatory issues in order to improve the terms and conditions of the services provided by the Company. Such initiatives may be realized in one (or more) Conduct Adjustment Term (Termo de Ajuste de Conduta, the “TAC”) entered into between Anatel and the Company.

In accordance, Oi clarifies that the currently proposed agreement is being evaluated by Anatel’s Council, and that, as mentioned in the article in question, it adheres to Anatel’s TAC Regulations.

Specifically in regards to the injunction issued by the Federal Accounting Court (Tribunal de Contas da União, “TCU” or the “Court”) with respect to the proposed TAC, Oi states that it is not a party to such proceeding and was not notified of the decision to issue the injunction.

According to the decision of the Court, in the ordinary exercise of its responsibilities, it exclusively questioned Anatel in regards to the proposed TAC. However, the Court has not come to a conclusion regarding the factual existence of irregularities in the referenced proposal, and has recognized the possibility that Anatel’s technical area may have addressed the issues considered by the Court.

This evaluation by the TCU is part of the analysis process of agreements of this nature, and the Court’s decision does not suspend negotiations or approvals by Anatel’s Council as related to the TAC. It only affects Anatel’s ability to enter into the agreement until TCU completes its review of the agreement on the merits. Regardless, and independent of the TCU’s decision, Oi and Anatel will continue to jointly evaluate and negotiate alternatives to supplement and enhance the current draft of the TAC.

As to the non-inclusion of references to questions concerning the TAC under the risk factor section of the Company’s Reference Form (Formulário de Referência), given that the TAC has not yet been approved or executed, it must be noted that the risks related to the execution of the TAC relate to the regulatory environment within which the Company already operates, which the Company believes is currently properly described in the Reference Form. In the event that the TAC is executed, even with possible alterations in the terms of the proposal, the TAC will only serve to benefit Oi and improve the quality of the services provided by it.

For example, in its Reference Form, the Company described the risks related to (i) not fulfilling the obligations established by the concession agreements of the Company as related to fixed phone lines and domestic long distance calling, its permission to provide cellular phone services and the applicable regulatory framework (sub-item “h” of item 4.1); (ii) the expected changes in the Company’s exposure to risks as related to the short term regulatory framework of Anatel (item 4.2); and (iii) the Company’s provisions as related to administrative procedures of the Company (item 4.6).

The Company reiterates, however, that it is committed to keep the market informed about the execution of the TAC and any other regulatory questions which could increase Oi’s exposure to risks specific to the telecommunications sector.

We remain at your disposal to answer any further questions and provide additional clarifications, with the above representing our comments to the issues presented in the Official Letter.

Sincerely,

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8º andar

Rio de Janeiro - CEP 22430-190

RJ	www.oi.com.br

OFFICIAL LETTER/CVM/SEP/GEA-2/N.º 409/2015	Rio de Janeiro, December 10, 2015

To Mr.

FLAVIO NICOLAY GUIMARÃES

Investor Relations Officer of

OI S/A

RUA HUMBERTO DE CAMPOS, 425 – 8h floor – LEBLON

22430-190 – Rio de Janeiro – RJ

Telephone: (21) 3131-2918        Fax: (21) 3131-1383

E-mail: invest@oi.net.br

SUBJECT:        Clarification Request about news

Dear Officer,

1.	We refer to the news published today in the newspaper “O Estado de São Paulo”, under the title “TCU sees indications of irregularities in agreement between Anatel and Oi (TCU vê indícios de irregularidades em acordo entre Anatel e Oi)”, bearing the following statements:

The Accounting Court (TCU) gave National Telecommunications Agency (Anatel) 15 days to explain indications of irregularities found in a draft agreement to be signed with the operator Oi.

Yesterday the Minister of TCU, Bruno Dantas, the reporter of the case, declared in his preliminary decision an injunction by the court regarding the signing of the Conduct Adjustment Term (TAC) with Oi, until the above issues are resolved.

The possible irregularities are related to the obligations of companies linked to the Oi Group, regarding the quality targets and universalization of services related to fixed line phones, mobile phones, broadband and cable TV. The reference amount of the agreement is estimated at R$1.18 billion.

Among the issues of the court are “following the signing of the TAC, possible changes to the targets and the model provided for in the signed terms.” The TCU also mentions the acceptance by Anatel of a proposal by Oi “which implies non-compliance with the maximum duration permitted for a TAC, of four years.”

The agreement also did not provide, according to the Court, criteria on the methodology for calculating fines for noncompliance with the TAC. “As pointed out by the audit team, if the evidence of irregularities above is confirmed, they may lead to the signing of a conduct adjustment term filled with illegalities,” declared Bruno Dantas.

Rua Humberto de Campos, 425 – 8º andar

Rio de Janeiro - CEP 22430-190

RJ	www.oi.com.br

Last night, the counsel of Anatel could not be found for comment on this. Oi informed through a note, that it was not notified of the TCU order. The company stated that it “followed all the procedural steps and met all the formalities provided for in Anatel’s TAC regulations, closely following all legal requirements.” According to Oi, “the TAC generates benefits for society and establishes a prosperous cycle promoting quality improvements and spurs development.” The audit of telecommunications services began in March, on the proposal presented by the Minister Bruno Dantas, who is the reporter set by the court to take care of communication issues of the government between 2015 and 2016.

2.	Considering the abovementioned, we ask that you clarify whether the information is true, and, if confirmed, you shall disclose the grounds on which you decided it is not a significant event, as well as to clarify the reasons for the lack of information about this regulatory risk in the Reference Form.

3.	Such declaration should be made through the Empresa.NET System, category: Notice to the Market, type: Clarifications of CVM/BOVESPA Consultation, subject: News Disclosed in the Media, which should include a transcript of this Official Letter.

4.	It is noteworthy that according to art. 3 of CVM Instruction 358/02, it is the Investor Relations’ Officer’s responsibility to disclose and communicate to the CVM and, if applicable, the stock exchange and the organized over-the-counter market in which the securities issued by the company are admitted to be traded, of any act or fact occurred or related to their business and ensure its wide and immediate dissemination, simultaneously in all markets in which such securities are traded.

5.	We alert that the order of the Superintendent of Corporate Relations, in exercise of its statutory duties and, based on paragraph II, Article 9 of Law 6,385 / 76 and CVM Instruction No. 452/07, the application of punitive fines in the amount of R$1,000.00 (one thousand reais) may be applicable, notwithstanding other administrative sanctions for non-compliance of the requirements in this notice, within 1 (one) business day from the date of knowledge of the content of this letter , also sent by fax and e-mail.

Regards,

FERNANDO D’AMBROS LUCCHESI

Corporate Supervision 2 Manager

Acting

Rua Humberto de Campos, 425 – 8º andar

Rio de Janeiro - CEP 22430-190

RJ	www.oi.com.br